Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-121238

SUPPLEMENT NO. 10
DATED MARCH 31, 2009
TO THE PROSPECTUS DATED AUGUST 11, 2008
OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated August 11, 2008, as supplemented by prospectus supplement no. 1 dated August 11, 2008, prospectus supplement no. 2 dated August 18, 2008, prospectus supplement no. 3 dated September 22, 2008, prospectus supplement no. 4 dated October 30, 2008, prospectus supplement no. 5 dated November 19, 2008, prospectus supplement no. 6 dated November 26, 2008, prospectus supplement no. 7 dated December 17, 2008, prospectus supplement no. 8 dated January 29, 2009, and  prospectus supplement no. 9 dated February 18, 2009.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose:

•	the status of our offering;

•	an amendment to our advisory agreement;

•	a clarification regarding our share redemption program;

•	an update regarding a risk factor related to an investment in our shares;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” as filed in our annual report on Form 10-K for the year ended December 31, 2008; and

•	our audited financial statements and the notes thereto as of and for the year ended December 31, 2008.

Status of Our Public Offering

We are offering up to 44.4 million shares of common stock at $8 per share in our offering. As of March 20, 2009, we raised approximately $158.2 million of gross proceeds from the sale of approximately 21.4 million shares of our common stock and had acquired twelve properties. We intend to cease offering shares of common stock in this primary offering upon the earlier June 1, 2009 or the date the registration statement relating to our proposed follow-on offering, is declared effective by the Securities and Exchange Commission.

Amendment to Advisory Agreement

On March 10, 2009, we entered into an amendment to our advisory agreement with Cornerstone Realty Advisors, LLC to revise the timing and method of payment of the subordinated performance fee due to the advisor upon termination of the advisory agreement.  Pursuant to the amendment, upon termination of the advisor, the subordinated performance fee will be paid in the form of a non-interest bearing promissory note.  Payment of the note will be deferred until we receive net proceeds from property sales.  If the promissory note has not been paid in full within five years from the termination of the advisor, then the advisor may elect to convert the balance of the fee into shares of our common stock.  The other terms of the advisory agreement are unaffected by the amendment.

Clarification Regarding our Share Redemption Program

Our share redemption program provides stockholders only a limited ability to redeem shares for cash until a secondary market develops for our shares.   On March 23, 2009, our board of directors voted to clarify certain terms of the stock redemption program purchase limitations, as follows:

Until September 21, 2012 our stock repurchase program limits the number of shares of stock we can redeem (other than redemptions due to death of a stockholder) to those that we can purchase with net proceeds from the sale of stock under our distribution reinvestment plan in the prior calendar year. Until September 21, 2012 we do not intend to redeem more than the lesser of (i) the number of shares that could be redeemed using the proceeds from our distribution reinvestment plan in the prior calendar year or (ii) 5% of the number of shares outstanding at the end of the prior calendar year.

The other terms of the program are unaffected by the board’s action.

Update to Risk Factor

Below are updates regarding some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below should be read together with the risk factors disclosed in our prospectus dated August 11, 2008, and in prospectus  supplements no. 5, no. 6, no. 7 and no. 9.

We have, and may in the future, pay distributions from sources other than cash provided from operations.

Until proceeds from this offering are invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay a substantial portion of our distributions from the proceeds of our offerings or from borrowings in anticipation of future cash flow. To the extent that we use offering proceeds to fund distributions to stockholders, the amount of cash available for investment in properties will be reduced.  From our inception through the year ended December 31, 2008 our cumulative funds from operations (FFO) amounted to a loss of approximately $0.3 million.  During that period we paid distributions to investors of approximately $10.2 million, of which approximately $6.0 million was reinvested pursuant to our distribution reinvestment plan and approximately $4.2 million was paid to investors in cash from our offering proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008

The following discussion and analysis should be read in conjunction with our accompanying consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2008, 2007 and 2006, all included in this supplement. This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of factors that could cause actual results to differ from those anticipated, see the risk factors described herein, in the prospectus dated August 11, 2008, and in prospectus supplements no. 5, no. 6, no. 7 and no. 9.

Overview

We were incorporated on October 22, 2004 for the purpose of engaging in the business of investing in and owning commercial real estate.  Prior to commencing our initial public offering on January 6, 2006, we had approximately $200,000 in assets and no real estate operations.  In February 2006, we received the minimum offering amount of $1.0 million and in June 2006, we began acquiring real estate assets.  As of December 31, 2008, we raised approximately $147.3 million of gross proceeds from the sale of 18.4 million shares of our common stock, and we acquired twelve real estate properties.

Our results of operations for the years ended December 31, 2008 and 2007 reflect growing operational revenues and expenses resulting from the acquisition of properties and interest expense resulting from the use of acquisition financing.

The global economic and financial crisis

The current extraordinary and unprecedented bank liquidity and credit market crisis has exacerbated an already weakened economic climate resulting in a deep U.S. and worldwide recession.  Continued concern about energy costs, inflation, cost and availability of credit, and increasing unemployment have resulted in an unprecedented lack of confidence by consumers and businesses.  It is expected that this poor economic climate will continue, during 2009, and possibly longer.

Commercial Properties: Because of reduced consumer spending resulting in lower profitability, many commercial tenants, are requesting rent reductions, or lower renewal option rents.  We expect to see an increase pressure on some of our smaller tenants, and if the recession is prolonged, some larger tenants as well, resulting in higher vacancies and uncollectible receivables.  We expect a longer lease up period and, generally, at lower rents that reflect current economic conditions.  We expect revenues at our properties to be flat or slightly lower during 2009 than during 2008.

Capital Expenditures:  We may limit capital expenditures during 2009 compared to prior years by focusing on those capital expenditures that preserve value. However, if we experience an increase in vacancies, we may incur costs to re-lease properties and pay leasing commissions.

Operating Cash Flow and Cash Distributions:  Our cash position remains strong. Despite the current economic crisis, we expect to have sufficient cash flow from operations to cover a majority of cash distribution and capital improvements in the next twelve months.

Results of Operations

Our results of operations are not indicative of those expected in future periods as we expect that rental income, tenant reimbursements, operating expenses, asset management fees, depreciation, amortization, and net income will each increase in future periods as a result of owning the asset acquired during 2008 for an entire year and as a result of anticipated future acquisitions of real estate assets.

As of December 31, 2008, we owned twelve properties.  These properties were acquired from June of 2006 through April 2008. During 2008, we owned eleven properties for a full year and one for eight and one-half months. During 2007, we owned four properties for a full year, and we acquired our first four properties in the second half of 2006.  Accordingly, the results of our operations for the years ended December 31, 2008, 2007 and 2006 are not directly comparable.

We have no paid employees and are externally advised and managed by Cornerstone Realty Advisors, LLC.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The increase in rental income and tenant reimbursements and other income as well as the increase in operating costs, asset management fees and depreciation and amortization are primarily due to acquisition of properties during 2007 which were owned for a full year in 2008 and from the acquisition of one additional property during 2008.

Rental revenue, tenant reimbursements and other income increased to approximately $10.6 million for the year ended December 31, 2008 from approximately $5.9 million for the year ended December 31, 2007.

Interest income from a note receivable increased to approximately $0.2 million for the year ended December 31, 2008 from $0 for the year ended December 31, 2007, due to origination of note receivable to a real estate operating company in 2008.

Property operating and maintenance costs, which include bad debt expense, increased to approximately $3.1 million for the year ended December 31, 2008 from approximately $1.3 million for the year ended December 31, 2007.

Depreciation of real estate and amortization of lease costs increased to approximately $3.6 million for the year ended December 31, 2008 from approximately $1.5 million for the year ended December 31, 2007. The increases in depreciation and amortization resulted primarily from the acquisitions of properties in 2007 which were owned for a full year in 2008. In addition, amortization of intangible lease assets increased due to tenant departures before the end of their lease term.

General and administrative expenses decreased to approximately $1.4 million for the year ended December 31, 2008 from approximately $2.4 million for the year ended December 31, 2007. The 2007 expense included a charge of approximately $0.8 million related to an abandoned project.  Asset management fees increased to approximately $1.3 million for the year ended December 31, 2008 from approximately $0.7 million for the year ended December 31, 2007 as a result of property acquisitions in 2007 and 2008.

Interest income decreased to approximately $0.3 million for the year ended December 31, 2008 from approximately $0.6 million for the year ended December 31, 2007 primarily due to lower investment rates on short term investments in 2008 partially offset by higher average cash balances in 2008.

Interest expense is comparable for year ended December 31, 2008 and 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Rental income, tenant reimbursements and other income increased to approximately $5.9 million for the year ended December 31, 2007 from approximately $0.4 million, for the year ended December 31, 2006.

Property operating and maintenance costs increased to approximately $1.3 million for the year ended December 31, 2007 from approximately $0.1 million for the year ended December 31, 2006.

Depreciation of real estate and amortization of lease costs increased to approximately $1.5 million for the year ended December 31, 2007 from approximately $0.1 million for the year ended December 31, 2006.

The increases in rental income and tenant reimbursements and other income as well as the increases in operating costs, asset management fees and depreciation and amortization are primarily due to the acquisition of properties during 2006 which were owned for a full year in 2007 and from the acquisition of additional properties during 2007.

General and administrative expenses and asset management fees increased to approximately $2.4 million and $0.7 million, respectively for the year ended December 31, 2007 from approximately $1.3 million and $38,000, respectively for the year ended December 31, 2006 as a result of costs incurred with respect to abandoned acquisitions costs of approximately $0.8 million and higher fees incurred to the advisor because we owned more properties in 2007 versus 2006.

Interest income increased to approximately $0.6 million for the year ended December 31, 2007 from approximately $0.2 million for the year ended December 31, 2006 primarily due to higher cash available for investment from the net proceeds of our public offering.

Interest expense increased to approximately $3.1 million for the year ended December 31, 2007 from approximately $0.4 million for the year ended December 31, 2006 primarily due to increased financing used to facilitate the acquisition of eight properties in 2007 versus two properties in the prior year which in turn was primarily the result of having greater amounts of cash available for investment from the net proceeds of our public offering.

Liquidity and Capital Resources

We expect that primary sources of capital over the long term will include net proceeds from the sale of our common stock and net cash flows from operations.  We expect that our primary uses of capital will be for property acquisitions, for the payment of tenant improvements and leasing commissions, for the payment of operating expenses, including interest expense on any outstanding indebtedness, and for the payment of distributions.

As of December 31, 2008, a total of approximately 18.4 million shares of our common stock had been sold in our initial public offering for aggregate gross proceeds of approximately $147.3 million.  Because we did not raise the maximum offering proceeds of $355.2 million in our initial public offering prior to the previously scheduled September 21, 2007 offering termination date, we have extended the initial offering period. Under no circumstances will the initial offering period be extended beyond June 1, 2009.

On November 25, 2008 we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering.  We subsequently amended the registration statement on February 17, 2009.  Pursuant to the registration statement, as amended, we propose to register up to 56,250,000 shares of common stock in a primary offering for $8.00 per share, with discounts available to certain categories of purchasers. We will also register approximately 21,250,000 shares pursuant to our dividend reinvestment plan at a purchase price equal to the higher of $7.60 per share or 95% of the fair market value of a share of our common stock.  We expect to commence our follow-on offering during the second quarter of 2009.  We intend to cease offering shares of common stock in our initial public offering upon the earlier of June 1, 2009 or the date the registration statement relating to our proposed follow-on offering is declared effective by the Securities and Exchange Commission.

As of December 31, 2008, we had approximately $26.3 million in cash and cash equivalents on hand and approximately $34.1 million available under our acquisition credit facility with HSH Nordbank.  We may use the available credit to acquire real estate investments and we may use up to 10% of the credit facility for working capital.  We are entitled to prepay the borrowings under the credit facility at any time without penalty.   On March 26, 2008, we notified the lender of our intention of exercising the first of two one-year options to extend the loan maturity date.  On June 30, 2008, we satisfied conditions expressed by the lender and extended our loan maturity date to June 30, 2009.  The repayment of obligations under the credit agreement may be accelerated in the event of a default, as defined in the credit agreement.  The facility contains various covenants including financial covenants with respect to consolidated interest and fixed charge coverage and secured debt to secured asset value.  As of December 31, 2008, we were in compliance with all these financial covenants.  We anticipate paying down the existing debt obligation with proceeds raised from our offering or we will exercise the second option to extend the credit agreement upon satisfaction of conditions as defined in the credit agreement.

Our liquidity will increase as additional subscriptions are accepted and decrease as net offering proceeds are expended in connection with the acquisition and operation of properties.

There may be a delay between the sale of our shares and the purchase of properties.  During this period, net offering proceeds will be temporarily invested in short-term, liquid investments that could yield lower returns than investments in real estate.

Until proceeds from our offerings are invested and generating operating cash flow sufficient to fully fund distributions to stockholders, we intend to pay a portion of our distributions from the proceeds of our offering or from borrowings in anticipation of future cash flow.  For the twelve months ended December 31, 2008, distributions to stockholders were paid partially from funds from operations and the remainder were paid from proceeds of our offerings and general borrowings in anticipation of future cash flow.

As of December 31, 2008, our advisor had incurred $4.5 million of organization and offering costs on our behalf, including approximately $0.1 million of organizational costs that have been expensed and approximately $0.3 million related to the secondary offering.  Of this amount, we have reimbursed $4.5 million to our advisor.  At December 31, 2008, organization and offering costs incurred by and reimbursed to our advisor are approximately 3.5% of the gross proceeds of our primary offering.  In addition, our advisor will pay all of our organization and offering expenses that, when combined with the sales commissions and dealer manager fees that we incur exceed 13.5% of the gross proceeds from our initial public offering.

We will not rely on advances from our advisor to acquire properties but our advisor and its affiliates may loan funds to special purposes entities that may acquire properties on our behalf pending our raising sufficient proceeds from our initial public offering to purchase the properties from the special purpose entity.

We will endeavor to repay any temporary acquisition debt financing promptly upon receipt of proceeds in our initial public offering.  To the extent sufficient proceeds from our offering are unavailable to repay such debt financing within a reasonable time as determined by our board of directors, we will endeavor to raise additional equity or sell properties to repay such debt so that we will own our properties with no permanent financing.  In the event that our initial public offering is not fully sold, our ability to diversify our investments may be diminished.  We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, which we anticipate may have a material impact on either capital resources or the revenues or income to be derived from the operation of real estate properties.

Financial markets have recently experienced unusual volatility and uncertainty. Liquidity has tightened in all financial markets, including the debt and equity markets.  Our ability to fund property acquisitions or development projects, as well as our ability to repay or refinance debt maturities could be adversely affected by an inability to secure financing at reasonable terms, if at all.

Election as a REIT

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, for the year ended December 31, 2008.  Under the Internal Revenue Code of 1986, we are not subject to federal income tax on income that we distribute to our stockholders.  REITs are subject to numerous organizational and operational requirements in order to avoid taxation as a regular corporation, including a requirement that they generally distribute at least 90% of their annual taxable income to their stockholders.  If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify.  Our failure to qualify as a REIT could result in us having a significant liability for taxes.

Other Liquidity Needs

Property Acquisitions

We expect to purchase properties and have expenditures for capital improvements, tenant improvements and lease commissions in the next twelve months, however, those amounts cannot be estimated at this time.  We cannot assure, however, that we will have sufficient funds to make any acquisitions or related capital expenditures at all.

Debt Service Requirements

On June 30, 2006, we entered into a Credit Agreement with HSH Nordbank AG, New York Branch, for a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds.  The Credit Agreement permits us to borrow up to $50,000,000 secured by real property at a borrowing rate based on LIBOR plus a margin ranging from 1.15% to 1.35% and requires payment of a usage premium of up to 0.15% and an annual administrative fee.  We may use the entire credit facility to acquire real estate investments and we may use up to 10% of  the credit facility for working capital.

We are entitled to prepay the obligations at any time without penalty.  The principal balance is due on June 30, 2009 with a one-year extensions at the option of the borrower. We intend to exercise the option by extending the Credit Agreement for one year with a due date through June 30, 2010.   The obligations under the Credit Agreement may be accelerated in the event of a default as defined in the Credit Agreement.  In connection with documentation and closing the Credit Agreement, we have paid fees and expenses totaling approximately $1.2 million.  As of December 31, 2008, the outstanding balance of borrowings under this credit facility was approximately $15.9 million.

On November 13, 2007, we entered into a loan agreement with Wachovia Bank in connection with the acquisition of Orlando Small Bay portfolio.  Pursuant to the terms of the loan agreement, we may borrow $22.4 million at an interest rate 140 basis points over 30-day LIBOR, secured by specified real estate properties.  The loan agreement has a maturity date of November 13, 2009, with a one-year extension at the option of the borrower.  The loan may be prepaid without penalty.   As of December 31, 2008, we have an outstanding balance of approximately $22.4 million under this loan agreement.

In connection with our acquisition of Monroe North CommerCenter, on April 17, 2008, we entered into an assumption and amendment of note, mortgage and other loan documents (the “Loan Assumption Agreement”) with Transamerica Life Insurance Company (“Transamerica”).  Pursuant to the Loan Assumption Agreement, we assumed the outstanding principal balance of approximately $7.4 million on the Transamerica mortgage loan.  The loan matures on November 1, 2014 and bears interest at a fixed rate of 5.89% per annum.  As of December 31, 2008, we have an outstanding balance of approximately $7.3 million under this loan agreement.

We expect to use net cash flows from operations and net proceeds from the sale of our common stock to repay our outstanding debts.

Contractual Obligations

The following table reflects our contractual obligations as December 31, 2008, specifically our obligations under long-term debt agreements and purchase obligations:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes Payable (1)	$45,626,000	$38,548,000	$397,000	$447,000	$6,234,000
Interest Expense related to long term debt (2)	$2,867,000	$962,000	$812,000	$762,000	$331,000
Note Receivable (3)	$1,100,000	$1,100,000	$-	$-	$-

(1)	This represents the sum of credit agreement with HSH Nordbank, AG, Wachovia Bank National Association and Transamerica Life Insurance Company.
(2)
Interest expenses related to the credit agreement with HSH Nordbank, AG and loan agreement with Wachovia Bank National Association are calculated based on the loan balances outstanding at December 31, 2008, one month LIBOR at December 31, 2008 plus appropriate margin ranging from 1.15% and 1.40%. Interest expenses related to loan agreement with Transamerica Life Insurance Company is based on a fixed rate of 5.89% per annum.

(3)
We have committed to fund $5.0 million to entities that are parties to an alliance with the managing member of our advisor.  As of December 31, 2008, we have funded approximately $3.9 million of this amount.

Off-Balance Sheet Arrangements

There are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in the financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

Although the real estate market has not been affected significantly by inflation in the recent past due to the relatively low inflation rate, we expect that the majority of our tenant leases will include provisions that would protect us to some extent from the impact of inflation.  Where possible, our leases will include provisions for rent escalations and partial reimbursement to us of expenses.  Our ability to include provisions in the leases that protect us against inflation is subject to competitive conditions that vary from market to market.

Subsequent Events

Mortgage investment and loan commitment

On January 22, 2009, we made a $14.0 million acquisition bridge loan to Caruth Haven L.P, a Delaware limited partnership that is a wholly-owned subsidiary of Cornerstone Growth & Income REIT, Inc., a publicly offered, non-traded REIT sponsored by affiliates of our sponsor. All of our officers are also officers of Cornerstone Growth & Income REIT and one of our directors is also a director of Cornerstone Growth & Income REIT.  The terms of the acquisition bridge loan and note receivable commitment were approved by our independent board of directors, including a majority of our independent directors, not otherwise interested in the transaction, as being (i) consistent with our charter imposed limitations on mortgage loans involving affiliates of our sponsor and (ii) fair, competitive and commercially reasonable and on terms no less favorable to us than loans between unaffiliated parties under the same circumstances.  We received a loan origination fee of 0.75% at loan closing.

On January 22, 2009, our board of directors increased our commitment to loan funds to two real estate operating companies that are parties to an alliance agreement with the managing member of our advisor to $10.0 million from $5.0 million.

Sale of Shares of Common Stock

From January 1, 2009 through March 6, 2009, we raised approximately $6.3 million through the issuance of approximately 0.8 million shares of our common stock under our Offering.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  We believe that our critical accounting policies are those that require significant judgments and estimates such as those related to real estate purchase price allocation, evaluation of possible impairment of real property assets, revenue recognition and valuation of receivables, income taxes, notes receivable and uncertain tax positions.  These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances.  Actual results could vary from those estimates, perhaps in material adverse ways, and those estimates could be different under different assumptions or conditions.

Real Estate Purchase Price Allocation

We account for all acquisitions in accordance with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations” (“FAS 141”), as amended by SFAS No 141 (R), “Business Combinations”.  Please see Recently Issued Accounting Pronouncements on the following page.  The results of operations of acquired properties are included in our Consolidated Statements of Operation after the date of acquisition.  Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consist of land, buildings, site improvements, tenant improvements, leasing commissions and intangible assets including in-place leases and above market and below market leases.  We allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant.  The value of the building is depreciated over an estimated useful life of 39 years.  The value of site improvements is depreciated over an estimated useful life of 15-20 years.  The value of tenants improvements is depreciated generally the shorter of lease term or useful life.

The purchase price is further allocated to in-place lease values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant.  The value of in-place lease intangibles, which is included as a component of investments in real estate, is amortized to expense over the remaining lease term.

Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.  The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our consolidated statements of operations.  Should a tenant terminate its lease, the unamortized portion of the above or below market lease value will be charged to revenue.  If a lease is terminated prior to its expiration, the unamortized portion of the tenant improvements, leasing commissions, intangible lease assets or liabilities and the in-place lease value will be immediately charged to expense.

The estimated useful lives for lease intangibles range from 1 month to 10 years.

Evaluation of Possible Impairment of Real Property Assets

Management will continually monitor events and changes in circumstances that could indicate that the carrying amounts of the our real estate assets, including those held through joint ventures, may not be recoverable.  When indicators of potential impairment are present that indicate that the carrying amounts of real estate assets may not be recoverable, we will assess the recoverability of the real estate assets by determining whether the carrying value of the real estate assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition.  In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows require us to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment.  The use of certain assumptions in the future cash flows analysis would result in an incorrect assessment of the property’s future cash flows and fair value and could result in the overstatement of the carrying value of our real estate assets and net income if those assumptions ultimately prove to be incorrect.

Revenue Recognition and Valuation of Receivables

Our revenues, which are comprised largely of rental income, include rents reported on a straight-line basis over the initial term of the lease.  Since our leases may provide for free rent, lease incentives or rental increases at specified intervals, we will be required to straight-line the recognition of revenue, which will result in the recording of a receivable for rent not yet due under the lease terms.  Accordingly, our management will be required to determine, in its judgment, to what extent the unbilled rent receivable applicable to each specific tenant is collectible.  Management will review unbilled rent receivable on a quarterly basis and take into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.  In the event that the collectability of unbilled rent with respect to any given tenant is in doubt, we will record an increase in our allowance for doubtful accounts or record a direct write-off of the specific rent receivable.

Income Taxes

We have elected to be taxed as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2007.  To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders.  As a REIT, we generally will not be subject to federal income tax on taxable income that it distributes to its stockholders.  If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service granted us relief under certain statutory provisions.  Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.  However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT, beginning with our taxable year ending December 31, 2007, and intend to operate in the foreseeable future in such a manner so that we will remain qualified as a REIT in subsequent tax years for federal income tax purposes.   All distributions made during 2007 and 2008 constituted a return of capital.

Notes Receivable

Notes receivable are stated as the unpaid principal balance net of any allowance for potential losses.  We review the need for an allowance for losses based on a specific review of each note pursuant to either SFAS No. 5, Accounting for Contingencies, or SFAS No. 114, Accounting by Creditors for Impairment of a Loan.  In establishing an allowance, we consider the payment and extension history and credit worthiness of the borrowers.  These judgments are highly subjective and may change materially within a year and quarter to quarter based upon evolving events.  Our notes receivable were issued to parties to an alliance with the managing member of our advisor.  As of December 31, 2008, advances to the borrowing entities were approximately $3.9 million.

Uncertain Tax Positions

In accordance with the requirements of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109 (“FIN 48”), favorable tax positions are included in the calculation of tax liabilities if it is more likely than not that the Company’s adopted tax position will prevail if challenged by tax authorities. As a result of our REIT status, we are able to claim a dividends-paid deduction on our tax return to deduct the full amount of common dividends paid to stockholders when computing our annual taxable income, which results in our taxable income being passed through to our stockholders. Since this dividends-paid deduction has historically exceeded our taxable income, we have historically had significant return of capital to our stockholders. In order for us to be required to record any unrecognized tax benefits or additional tax liabilities in accordance with FIN 48, any adjustment for potential uncertain tax positions would need to exceed the return of capital.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (R), “Business Combinations” (“SFAS 141(R)”).  In summary, SFAS 141(R) requires the acquirer of a business combination to measure at fair value the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, with limited exceptions.  The standard is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, with no earlier adoption permitted.  The adoption of this standard is expected to have an impact on the accounting for certain costs related to our future acquisitions.

In December 2007, FASB issued Statements No. 160, “Non-controlling Interests in Consolidated Financial Statements,” an amendment to Accounting Research Board No. 51 (“SFAS 160”).  SFAS 160 objective is to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements. The key aspects of SFAS 160 are (i) the minority interests in subsidiaries should be presented in the consolidated balance sheet within equity of the consolidated group, separate from the parent’s shareholders’ equity, (ii) acquisitions or dispositions of non-controlling interests in a subsidiary that do not result in a change of control should be accounted for as equity transactions, (iii) a parent recognizes a gain or loss in net income when a subsidiary is deconsolidated, measured using the fair value of the non-controlling equity investment, (iv) the acquirer should attribute net income and each component of other comprehensive income between controlling and non-controlling interests based on any contractual arrangements or relative ownership interests, and (v) a reconciliation of beginning to ending total equity is required for both controlling and non-controlling interests. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and should be applied prospectively.  We are currently evaluating the provisions for SFAS 160 to determine the potential impact, if any, the adoption will have on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 intends to improve the consistency between the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets, and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141(R). FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions in determining the useful life of recognized intangible assets.  It requires an entity to consider its own historical experience in renewing or extending similar arrangements, or to consider market participant assumptions consistent with the highest and best use of the assets if relevant historical experience does not exist.  In addition to the required disclosures under SFAS No. 142, FSP FAS 142-3 requires disclosure of the entity’s accounting policy regarding costs incurred to renew or extend the term of recognized intangible assets, the weighted average period to the next renewal or extension, and the total amount of capitalized costs incurred to renew or extend the term of recognized intangible assets.  FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  While the standard for determining the useful life of recognized intangible assets is to be applied prospectively only to intangible assets acquired after the effective date, the disclosure requirements shall be applied prospectively to all recognized intangible assets as of, and subsequent to, the effective date.  Early adoption is prohibited.  The adoption of FSP FAS 142-3 is not expected to have a material impact on our consolidated financial statements.

Experts

The consolidated financial statements and the related financial statement schedules included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein.  Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS SCHEDULES

Schedule II–Valuation and Qualifying Accounts	F-30

Schedule III–Real Estate and Accumulated Depreciation	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Cornerstone Core Properties REIT, Inc.

We have audited the accompanying consolidated balance sheets of Cornerstone Core Properties REIT, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2008, 2007 and 2006.  Our audit also included the financial statement schedules listed in the index. These financial statements and the financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cornerstone Core Properties REIT, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
March 13, 2009

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	December 31,
	2008	2007
ASSETS

Cash and cash equivalents	$26,281,000	$6,648,000
Investments in real estate
Land	39,138,000	36,762,000
Buildings and improvements, net	92,327,000	81,441,000
Intangible lease assets, net	1,490,000	2,791,000
	132,955,000	120,994,000
Notes receivable	3,875,000	—
Deferred costs and deposits	351,000	633,000
Deferred financing costs, net	211,000	412,000
Tenant and other receivables, net	802,000	540,000
Other assets, net	629,000	695,000
Total assets	$165,104,000	$129,922,000

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ EQUITY

Liabilities:
Notes payable	$45,626,000	$65,699,000
Accounts payable and accrued liabilities	683,000	1,188,000
Payable to related parties	122,000	899,000
Prepaid rent and security deposits	969,000	766,000
Intangible lease liabilities, net	393,000	446,000
Distributions payable	827,000	367,000
Total liabilities	48,620,000	69,365,000

Minority interest	151,000	309,000

Commitments and contingencies (Note 10)

Stockholders’ equity
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares were issued or outstanding at December 31, 2008 and 2007	—	—
Common stock, $0.001 par value; 290,000,000 shares authorized; 20,570,120 and 9,908,551 shares issued and outstanding at December 31, 2008 and 2007, respectively	21,000	10,000
Additional paid-in capital	121,768,000	64,239,000
Accumulated deficit	(5,456,000)	(4,001,000)
Total stockholders’ equity	116,333,000	60,248,000
Total liabilities, minority interest and stockholders’ equity	$165,104,000	$129,922,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007 and 2006

	Year ended December 31,
	2008	2007	2006
Revenues:
Rental revenues	$8,376,000	$4,723,000	$359,000
Tenant reimbursements & other income	2,243,000	1,142,000	45,000
Interest income from notes receivable	174,000	—	—
	10,793,000	5,865,000	404,000
Expenses:
Property operating and maintenance	3,111,000	1,332,000	102,000
General and administrative	1,421,000	2,359,000	1,294,000
Asset management fees	1,328,000	707,000	38,000
Depreciation and amortization	3,575,000	1,529,000	99,000
	9,435,000	5,927,000	1,533,000

Operating income (loss)	1,358,000	(62,000)	(1,129,000)

Interest income	250,000	605,000	203,000
Interest expense	(3,060,000)	(3,147,000)	(391,000)
Loss before minority interest	(1,452,000)	(2,604,000)	(1,317,000)

Minority interest	3,000	(3,000)	(11,000)
Net loss	$(1,455,000)	$(2,601,000)	$(1,306,000)

Net loss per share - basic and diluted	$(0.10)	$(0.37)	$(1.44)
Weighted average number of common shares	14,241,215	7,070,155	909,860

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2008, 2007 and 2006

	Preferred Stock		Common Stock
	Number of Shares	Preferred Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — December 31, 2005	—	$—	125	$—	$1,000	$(94,000)	$(93,000)

Issuance of common stock	—	—	4,328,061	4,000	34,609,000	—	34,613,000
Stock-based compensation expense	—	—	—	—	2,000	—	2,000
Offering costs	—	—	—	—	(5,911,000)	—	(5,911,000)
Distributions declared	—	—	—	—	(586,000)	—	(586,000)
Net loss	—	—	—	—	—	(1,306,000)	(1,306,000)

BALANCE — December 31, 2006	—	—	4,328,186	4,000	28,115,000	(1,400,000)	26,719,000

Issuance of common stock	—	—	5,637,800	6,000	45,008,000	—	45,014,000
Redeemed shares	—	—	(57,435)	—	(417,000)	—	(417,000)
Offering costs	—	—	—	—	(5,271,000)	—	(5,271,000)
Distributions declared	—	—	—	—	(3,196,000)	—	(3,196,000)
Net loss	—	—	—	—	—	(2,601,000)	(2,601,000)

BALANCE — December 31, 2007	—	—	9,908,551	10,000	64,239,000	(4,001,000)	60,248,000

Issuance of common stock	—	—	9,264,536	10,000	73,891,000	—	73,901,000
Redeemed shares	—	—	(198,108)	—	(1,437,000)	—	(1,437,000)
Special stock dividend	—	—	1,595,141	1,000	(1,000)	—	—
Offering costs	—	—	—	—	(7,655,000)	—	(7,655,000)
Distributions declared	—	—	—	—	(7,269,000)	—	(7,269,000)
Net loss	—	—	—	—	—	(1,455,000)	(1,455,000)

BALANCE — December 31, 2008	—	$—	20,570,120	$21,000	$121,768,000	$(5,456,000)	$116,333,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006

	Year Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net loss	$(1,455,000)	$(2,601,000)	$(1,306,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of deferred financing costs	435,000	505,000	238,000
Depreciation and amortization	3,575,000	1,529,000	99,000
Straight line rents and amortization of acquired above/below market lease intangibles	326,000	(41,000)	(5,000)
Stock-based compensation expense	—	—	2,000
Provisions for bad debt	323,000	—	—
Minority interest	3,000	(3,000)	(11,000)
Change in operating assets and liabilities:
Tenant and other receivables	(255,000)	(299,000)	(73,000)
Other assets	(36,000)	(443,000)	(101,000)
Payable to related parties	6,000	(532,000)	621,000
Accounts payable, accrued expenses and other	(381,000)	729,000	397,000
Net cash provided by (used in) operating activities	2,541,000	(1,156,000)	(139,000)

Cash flows from investing activities:
Real estate acquisitions	(8,192,000)	(84,513,000)	(36,112,000)
Additions to real estate	(56,000)	(36,000)	(85,000)
Notes receivable	(3,875,000)	—	—
Escrow deposits	150,000	(250,000)	(1,250,000)
Net cash used in investing activities	(11,973,000)	(84,799,000)	(37,447,000)

Cash flows from financing activities
Issuance of common stock	69,791,000	43,309,000	34,391,000
Redeemed shares	(1,437,000)	(417,000)	—
Minority interest contributions		145,000	—
Proceeds from notes payable	—	49,809,000	20,180,000
Repayment of notes payable	(27,448,000)	(4,161,000)	—
Other receivables	—	211,000	(341,000)
Offering costs	(8,462,000)	(5,828,000)	(4,567,000)
Deferred offering costs	(285,000)	—	—
Distributions paid to stockholders	(2,699,000)	(1,272,000)	(219,000)
Distributions paid to minority interest	(161,000)	(14,000)	—
Deferred financing costs	(234,000)	(220,000)	(934,000)
Net cash provided by financing activities	29,065,000	81,562,000	48,510,000

Net increase (decrease) in cash and cash equivalents	19,633,000	(4,393,000)	10,924,000
Cash and cash equivalents - beginning of period	6,648,000	11,041,000	117,000
Cash and cash equivalents - end of period	$26,281,000	$6,648,000	$11,041,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,904,000	$2,215,000	$117,000
Supplemental disclosure of noncash activities:
Distributions declared not paid	$827,000	$364,000	$137,000
Distributions reinvested	$4,110,000	$1,703,000	$219,000
Offering costs payables to related parties	$39,000	$854,000	$1,344,000
Accrued distribution to minority interest	$—	$3,000	$8,000
Accrued additions to real estate	$—	$25,000	$—
Receivable from seller	$—	$96,000	$—
Assumption of loan in connection with property acquisition	$7,375,000	$—	$—
Security deposits and other liabilities assumed upon acquisition of real estate	$127,000	$503,000	$202,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE CORE PROPERTIES REIT, INC.  AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2008, 2007 and 2006

1.	Organization

Cornerstone Core Properties REIT, Inc., a Maryland Corporation, was formed on October 22, 2004 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate.  As used in this report, “we,” “us” and “our” refer to Cornerstone Core Properties REIT, Inc. and its consolidated subsidiaries except where the context otherwise requires.  We are newly formed and are subject to the general risks associated with a start-up enterprise, including the risk of business failure.  Subject to certain restrictions and limitations, our business is managed by an affiliate, Cornerstone Realty Advisors, LLC, a Delaware limited liability company that was formed on November 30, 2004 (the “advisor”) pursuant to an advisory agreement.

Cornerstone Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”) was formed on November 30, 2004.  At December 31, 2008, we owned a 99.87% general partner interest in the Operating Partnership while the advisor owned a 0.13% limited partnership interest.  We anticipate that we will conduct all or a portion of our operations through the Operating Partnership.  Our financial statements and the financial statements of the Operating Partnership are consolidated in the accompanying consolidated financial statements.   All intercompany accounts and transactions have been eliminated in consolidation.

2.	Public Offerings

On January 6, 2006, we commenced a public offering of a minimum of 125,000 shares and a maximum of 55,400,000 shares of our common stock, consisting of 44,400,000 shares for sale to the public (the “Primary Offering”) and 11,000,000 shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).  We retained Pacific Cornerstone Capital, Inc.  (“PCC”), an affiliate of the advisor, to serve as the dealer manager for the Offering.  PCC is responsible for marketing our shares being offered pursuant to the Offering.

Our dealer manager has been the subject of a non-public inquiry by FINRA focused on private placements conducted by our dealer manager during the period from January 1, 2004 through October 31, 2007.  FINRA recently informed our dealer manager that it has concluded its inquiry.  FINRA has verbally indicated its intention to allege that the dealer manager violated NASD conduct rules 2210 (Communications with the Public), 3010 (Supervision) and 2110 (Standards of Commercial Honor and Principles of Trade) (which is now FINRA rule 2010) and has proposed significant sanctions.  It does not, however, propose to seek to limit our dealer manager from continuing to conduct its business. Our dealer manager believes that it has complied within the conduct requirements of these rules and intends to challenge these findings under FINRA’s dispute resolution protocol before an independent hearing panel.  If the hearing panel finds against the dealer manager and imposes sanctions against our dealer manager, its business could be materially adversely impacted, which could impact our offering.

We intend to invest the net proceeds from the initial public offering primarily in investment real estate including multi-tenant industrial real estate located in major metropolitan markets in the United States.  As of December 31, 2008, a total of 18.4 million shares of our common stock had been sold for aggregate gross proceeds of $147.3 million.

On November 25, 2008 we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering.  We subsequently amended the registration statement on February 17, 2009.  Pursuant to the  registration statement, as amended, we propose to register up to 56,250,000 shares of common stock in a primary offering for $8.00 per share, with discounts available to certain categories of purchasers. We will also register approximately 21,250,000 shares pursuant to our dividend reinvestment plan at a purchase price equal to the higher of $7.60 per share or 95% of the fair market value of a share of our common stock.  We expect to commence our follow-on offering during the second quarter of 2009.  We intend to cease offering shares of common stock in our initial public offering upon the earlier of June 1, 2009 or the date the registration statement relating to our proposed follow-on offering is declared effective by the Securities and Exchange Commission.

3.	Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding our consolidated financial statements.  Such financial statements and accompanying notes are the representations of our management, who is responsible for their integrity and objectivity.  These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

Real Estate Purchase Price Allocation

We account for all acquisitions in accordance with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No.  141, “Business Combinations” (“FAS 141”), as amended by SFAS No 141 (R), “Business Combinations”.  Please see Recently Issued Accounting Pronouncements below.   The results of operations of acquired properties are included in our Consolidated Statements of Operation after the date of acquisition.  Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consist of land, buildings, site improvements, tenant improvements, leasing commissions and intangible assets including in-place leases and above market and below market leases.  We allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant.  The value of the building is depreciated over an estimated useful life of 39 years.  The value of site improvements is depreciated over an estimated useful life of 15-20 years.  The value of tenants improvements is depreciated generally the shorter of lease term or useful life.

The purchase price is further allocated to in-place lease values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant.  The value of in-place lease intangibles, which is included as a component of investments in real estate, is amortized to expense over the remaining lease term.

Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our consolidated statements of operations. Should a tenant terminate its lease, the unamortized portion of the above or below market lease value will be charged to revenue.   If a lease is terminated prior to its expiration, the unamortized portion of the tenant improvements, leasing commissions, intangible lease assets or liabilities and the in-place lease value will be immediately charged to expense.

The estimated useful lives for lease intangibles range from 1 month to 10 years.  The weighted-average amortization period for in-place lease, acquired above market leases and acquired below market leases are 4.1 years, 4.7 years and 3.5 years, respectively.

Amortization associated with the lease intangible assets and liabilities for the years ended December 31, 2008, 2007 and 2006 were $1,308,000, $434,000 and $28,000, respectively.

Anticipated amortization for each of the five following years ended December 31 is as follows:

Lease Intangibles
2009	$413,000
2010	$356,000
2011	$192,000
2012	$68,000
2013	$42,000

As of December 31, 2008, cost and accumulated depreciation and amortization related to real estate assets and related lease intangibles were as follows:

	Buildings and Improvements	Site Improvements	In-Place Lease	Acquired Above Market Leases	Acquired Below Market Leases
Cost	$86,071,000	$10,360,000	$2,009,000	$1,692,000	$(834,000)
Accumulated depreciation and amortization	(3,361,000)	(743,000)	(979,000)	(1,232,000)	441,000
Net	$82,710,000	$9,617,000	$1,030,000	$460,000	$(393,000)

As of December 31, 2007, cost and accumulated depreciation and amortization related to real estate assets and related lease intangibles were as follows:

	Buildings and Improvements	Site Improvements	In-Place Lease	Acquired Above Market Leases	Acquired Below Market Leases
Cost	$74,587,000	$8,127,000	$1,779,000	$1,613,000	$(586,000)
Accumulated depreciation and amortization	(1,177,000)	(96,000)	(326,000)	(275,000)	140,000
Net	$73,410,000	$8,031,000	$1,453,000	$1,338,000	$(446,000)

Depreciation expense associated with buildings and improvements and site improvements the years ended December 31, 2008, 2007 and 2006 were $2,830,000, $1,197,000 and $76,000, respectively.

Impairment of Real Estate Assets

Management continually monitors events and changes in circumstances that could indicate that the carrying amounts of our real estate assets, including those held through joint ventures may not be recoverable.  When indicators of potential impairment are present that indicate that the carrying amounts of real estate assets may not be recoverable, we will assess the recoverability of the real estate assets by determining whether the carrying value of the real estate assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition.   In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows require us to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment.   The use of certain assumptions in the future cash flows analysis would result in an incorrect assessment of the property’s future cash flows and fair value and could result in the overstatement of the carrying value of our real estate assets and net income if those assumptions ultimately prove to be incorrect.  For the years ended December 31, 2008, 2007 and 2006, we did not record an impairment charge.

Notes Receivable

Notes receivable are stated as the unpaid principal balance net of any allowance for potential losses.  We review the need for an allowance for losses based on a specific review of each note pursuant to either SFAS No. 5, Accounting for Contingencies, or SFAS No. 114, Accounting by Creditors for Impairment of a Loan.  In establishing an allowance, we consider the payment and extension history and credit worthiness of the borrowers.  These judgments are highly subjective and may change materially within a year and quarter to quarter based upon evolving events.  Our notes receivable were issued to parties to an alliance with the managing member of our advisor.  As of December 31, 2008, advances to the borrowing entities were approximately $3.9 million.

Uncertain Tax Positions

In accordance with the requirements of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109 (“FIN 48”), favorable tax positions are included in the calculation of tax liabilities if it is more likely than not that the Company’s adopted tax position will prevail if challenged by tax authorities. As a result of our REIT status, we are able to claim a dividends-paid deduction on our tax return to deduct the full amount of common dividends paid to stockholders when computing our annual taxable income, which results in our taxable income being passed through to our stockholders. Since this dividends-paid deduction has historically exceeded our taxable income, we have historically had significant return of capital to our stockholders. In order for us to be required to record any unrecognized tax benefits or additional tax liabilities in accordance with FIN 48, any adjustment for potential uncertain tax positions would need to exceed the return of capital.

Tenant and Other Receivables, net

Tenant and other receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value. Management assesses the realizability of tenant receivables on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible.  For the years ended December 31, 2008 and 2007, provisions for bad debts amounted to approximately $323,000 and $2,000, respectively, which are included in property operating and maintenance expenses in the accompanying consolidated statements of operations.  No bad debt expenses were recorded during the year ended December 31, 2006.

Other Assets

Other assets consist primarily of leasing commissions and prepaid insurance.  Additionally, other assets will be amortized to expense over their future service periods.  Balances without future economic benefit are expensed as they are identified.

Deferred Costs and Deposits

Included in deferred costs and deposits as of December 31, 2008 are deferred offering costs which consist of legal, accounting fees, and other administrative costs incurred through the balance sheet date that relate to a planned secondary offering of our shares.  These deferred offering costs will be charged to stockholders’ equity upon commencement of the secondary offering.

Deferred Financing Costs

Costs incurred in connection with debt financing are recorded as deferred financing costs. Deferred financing costs are amortized using the straight-line basis which approximate the effective interest rate method, over the contractual terms of the respective financings.

Consolidation Considerations for Our Investments in Joint Ventures

The FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity.  Before concluding that it is appropriate to apply the ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE).  We evaluate, as appropriate, our interests, if any, in joint ventures and other arrangements to determine if consolidation is appropriate.

Revenue Recognition

Our revenues, which are comprised largely of rental income, include rents reported on a straight-line basis over the initial term of the lease.  When our leases provide for free rent, lease incentives or other rental increases at specified intervals, we are required to straight-line the recognition of revenue, which results in the recording of a receivable for rent not yet due under the lease terms.

Depreciation of Real Property Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets.  We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our assets is being charged to expense on a straight-line basis over the assigned useful lives.

Organizational and Offering Costs

The advisor funds organization and offering costs related to the Primary Offering on our behalf.  We are required to reimburse the advisor for such organization and offering costs up to 3.5% of the cumulative capital raised in the Primary Offering.  Organization and offering costs include items such as legal and accounting fees, marketing, due diligence, promotional and printing costs and amounts to reimburse our advisor for all costs and expenses such as salaries and direct expenses of employees of our advisor and its affiliates in connection with registering and marketing our shares.  Primary offering costs are recorded as an offset to additional paid-in capital, and all organization costs are recorded as an expense at the time we become liable for the payment of these amounts.

Minority Interest in Consolidated Subsidiary

Minority interests relate to the interest in the consolidated entities that are not wholly-owned by us.

Income Taxes

We have elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code) beginning with our  taxable year ending December 31, 2006.  To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders.  As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.  If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service granted us relief under certain statutory provisions.  Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.  However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner so that we will remain qualified as a REIT for federal income tax purposes.

All distributions made during 2008, 2007 and 2006 constituted a return of capital.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk are primarily cash investments.  Cash is generally invested in government backed securities and investment-grade short-term instruments and the amount of credit exposure to any one commercial issuer is limited.  Currently, the Federal Deposit Insurance Corporation, or FDIC, generally, only insures amounts up to $250,000 per depositor per insured bank, which is scheduled to be reduced to $100,000 after December 31, 2009.  As of December 31, 2008 we had cash accounts in excess of FDIC insured limits.

As of December 31, 2008, we owned three properties in the state of California, three properties in the state of Arizona and six properties in the state of Florida.  Accordingly, there is a geographic concentration of risk subject to fluctuations in each State’s economy.

Fair Value of Financial Instruments

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), on a prospective basis, as amended by FASB Staff Position SFAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS 157-1”) and FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and provides for expanded disclosure about fair value measurements. SFAS 157 applies prospectively to all other accounting pronouncements that require or permit fair value measurements. FSP FAS 157-1 amends SFAS 157 to exclude from the scope of SFAS 157 certain leasing transactions accounted for under Statement of Financial Accounting Standards No. 13, “Accounting for Leases.” FSP FAS 157-2 amends SFAS 157 to defer the effective date of SFAS 157 for all non-financial assets and non-financial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008.  The adoption of SFAS 157 did not have a material impact on the our consolidated financial statements since we generally do not record our financial assets and liabilities in its consolidated financial statements at fair value.

Effective January 1, 2008, we also adopted, on a prospective basis, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements since we elected not to apply the fair value option for any of our eligible financial instruments or other items.

We generally determine or calculate the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information for similar types of instruments and our estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.

We will adopt SFAS 157 to its non-financial assets and non-financial liabilities on January 1, 2009 in accordance with FSP FAS 157-2. Management believes the adoption of SFAS 157 to our non-financial assets and liabilities will not have a material impact to our consolidated financial statements.

The SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the disclosure of fair value information about financial instruments whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value.

Our consolidated balance sheets include the following financial instruments: cash and cash equivalents, tenant and other receivables, payable to related parties, accounts payable and accrued expenses. We consider the carrying values of cash and cash equivalents, tenant and other receivables, payable to related parties, accounts payable and accrued expenses to approximate fair value for these financial instruments because of the short period of time between origination of the instruments and their expected payment. We also consider the carrying value of notes receivable to approximate fair value as the notes bear interest at rates approximating the current rates at which similar loans would be made.

The fair value of the notes payable is estimated using borrowing rates available to us for notes payable with similar terms and maturities. As of December 31, 2008 and 2007, the fair value of notes payable was $42,196,000 and $65,699,000, respectively, compared to the carrying value of $45,626,000 and $65,699,000, respectively.

Per Share Data

We report earnings per share pursuant to SFAS No. 128, “Earnings Per Share.”  Basic earnings per share attributable for all periods presented are computed by dividing the net loss by the weighted average number of shares outstanding during the period.  All per share computations have been adjusted to reflect the stock dividends.  Diluted earnings per share are computed based on the weighted average number of shares and all potentially dilutive securities, if any.

Net loss per share is calculated as follows:
	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Net loss	$(1,455,000)	$(2,601,000)	$(1,306,000)
Net loss per share — basic and diluted	$(0.10)	$(0.37)	$(1.44)
Weighted average number of shares outstanding — basic and diluted	14,241,215	7,070,155	909,860

We follow SFAS No. 123(R), "Share-Based Payment," to account for our stock compensation pursuant to our 2006 Employee and Director Incentive Stock Plan. See Note 7, Stockholders’ Equity.

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period.  Actual results could materially differ from those estimates.

Segment Disclosure

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments.  Our current business consists of acquiring and operating of real estate assets.  Management evaluates operating performance on an individual property level.  However, as each of our properties has similar economic characteristics, our properties have been aggregated into one reportable segment.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (R), “Business Combinations”  (“SFAS 141(R)”).  In summary, SFAS 141(R) requires the acquirer of a business combination to measure at fair value the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, with limited exceptions.  The standard is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, with no earlier adoption permitted.  We expect the adoption of this standard will have an impact on the accounting for certain costs related to our future acquisitions.

In December 2007, FASB issued Statements No. 160, “Non-controlling Interests in Consolidated Financial Statements,” an amendment to Accounting Research Board No. 51 (“SFAS 160”).  SFAS 160 objective is to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements. The key aspects of SFAS 160 are (i) the minority interests in subsidiaries should be presented in the consolidated balance sheet within equity of the consolidated group, separate from the parent’s shareholders’ equity, (ii) acquisitions or dispositions of non-controlling interests in a subsidiary that do not result in a change of control should be accounted for as equity transactions, (iii) a parent recognizes a gain or loss in net income when a subsidiary is deconsolidated, measured using the fair value of the non-controlling equity investment, (iv) the acquirer should attribute net income and each component of other comprehensive income between controlling and non-controlling interests based on any contractual arrangements or relative ownership interests, and (v) a reconciliation of beginning to ending total equity is required for both controlling and non-controlling interests. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and should be applied prospectively.  We are currently evaluating the provisions for SFAS 160 to determine the potential impact, if any, the adoption will have on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 intends to improve the consistency between the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets, and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141(R). FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions in determining the useful life of recognized intangible assets.  It requires an entity to consider its own historical experience in renewing or extending similar arrangements, or to consider market participant assumptions consistent with the highest and best use of the assets if relevant historical experience does not exist.  In addition to the required disclosures under SFAS No. 142, FSP FAS 142-3 requires disclosure of the entity’s accounting policy regarding costs incurred to renew or extend the term of recognized intangible assets, the weighted average period to the next renewal or extension, and the total amount of capitalized costs incurred to renew or extend the term of recognized intangible assets.  FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  While the standard for determining the useful life of recognized intangible assets is to be applied prospectively only to intangible assets acquired after the effective date, the disclosure requirements shall be applied prospectively to all recognized intangible assets as of, and subsequent to, the effective date.  Early adoption is prohibited.  The adoption of FSP FAS 142-3 is not expected to have a material impact on our consolidated financial statements.

4.	Investments in Real Estate

On April 17, 2008, we purchased an existing multi-tenant industrial property known as Monroe North CommerCenter for approximately $14.3 million funded with net proceeds raised from our ongoing public offering and the assumption of an existing mortgage loan in the amount approximately $7.4 million with Transamerica Life Insurance Company.

Future Minimum Lease Payments

The future minimum lease payments to be received under existing operating leases for properties owned as of December 31, 2008 are as follows:
Years ending December 31,
2009	$7,810,000
2010	7,095,000
2011	5,366,000
2012	2,970,000
2013	1,206,000
2014 and thereafter	935,000
$25,382,000

The schedule does not reflect future rental revenues from the potential renewal or replacement of existing and future leases and excludes property operating expense reimbursements. Additionally, leases where the tenant can terminate the lease with short-term notice are not included. Industrial space in the properties is generally leased to tenants under lease terms that provide for the tenants to pay increases in operating expenses in excess of specified amounts.  The above future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

5.	Notes Receivable

In May 2008, we agreed to loan up to $5.0 million at a rate of 10% per year to two real estate operating companies.  The loans mature on May 19, 2013.  The borrowing entities are parties to an alliance with the managing member of our advisor.  As of December 31, 2008, advances to the borrowing entities were approximately $3.9 million.

6.	Payable to Related Parties

Payable to related parties at December 31, 2008 and December 31, 2007 consists of offering costs, acquisition fees, and expense reimbursement payable and sales commissions and dealer manager fees to the advisor and PCC.

7.	Stockholders’ Equity

Common Stock

Our articles of incorporation authorize 290,000,000 additional shares of common stock with a par value of $0.01 and 10,000,000 shares of preferred stock with a par value of $0.01.  As of December 31, 2008, we had cumulatively issued approximately 18.4 million shares of common stock for a total of approximately $147.3 million of gross proceeds.  As of December 31, 2007, we had issued approximately 9.7 million shares of common stock for a total of approximately $77.7 million of gross proceeds.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allow our stockholders to have distributions and other distributions otherwise distributable to them invested in additional shares of our common stock.   We have registered 11,000,000 shares of our common stock for sale pursuant to the distribution reinvestment plan.   The purchase price per share is 95% of the price paid by the purchaser for our common stock, but not less than $7.60 per share.   As of December 31, 2008, approximately 794,000 shares had been issued under the distribution reinvestment plan.  As of December 31, 2007, approximately 253,000 shares had been issued under the distribution reinvestment plan.   We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days prior written notice to participants.

Special 10% Stock Distribution

Our board of directors authorized a special 10% stock distribution that was paid to the stockholders of record on the date that we raised the first $125.0 million in our initial public offering. We reached this threshold on July 23, 2008. The investors who purchased our stock on or before July 23, 2008 received one additional share of stock for every 10 shares of stock they owned as of that date. Due to this special 10% stock distribution on the first $125.0 million raised in our initial public offering, we have issued 1,595,141 shares for which we received no consideration.

For the purpose of calculating the stock repurchase price for shares received as part of the special 10% stock distribution declared in July 2008, the purchase price of such shares will be deemed to be equal to the purchase price paid by the stockholder for shares held by the stockholder immediately prior to the special 10% stock distribution.

Stock Repurchase Program

We have adopted a share redemption program for investors who have held their shares for at lease one year, unless the shares are being redeemed in connection with a stockholder’s death. Under our current stock repurchase program, the repurchase price will vary depending on the purchase price paid by the stockholder and the number of years the shares were held.   Our board of directors may amend, suspend or terminate the program at anytime upon thirty (30) days prior notice to our stockholders.

During the year ended December 31, 2008 and 2007, we redeemed shares pursuant to our stock repurchase program follows (in thousands, except per-share amounts):

Period	Total Number of Shares Redeemed (1)	Average Price Paid per Share	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program (1)

January 2007	—	$—	$297,000
February 2007	—	$—	$382,000
March 2007	—	$—	$466,000
April 2007	2,500	$8.00	$559,000
May 2007	—	$—	$704,000
June 2007	—	$—	$849,000
July 2007	—	$—	$1,001,000
August 2007	12,500	$7.20	$1,079,000
September 2007	—	$—	$1,345,000
October 2007	7,255	$7.44	$1,471,000
November 2007	35,180	$7.19	$1,470,000
December 2007	—	$—	$1,925,000
	57,435

January 2008	12,500	$7.20	$2,050,000
February 2008	12,484	$7.36	$2,275,000
March 2008	2,016	$7.15	$2,573,000
April 2008	396	$7.09	$2,856,000
May 2008	14,616	$7.61	$3,031,000
June 2008	31,607	$7.51	$3,219,000
July 2008	56,504	$7.59	$3,357,000
August 2008	22,569	$7.15	$4,013,000
September 2008	6,600	$6.76	$4,584,000
October 2008	5,299	$6.60	$5,048,000
November 2008	21,992	$6.55	$5,421,000
December 2008	11,525	$6.53	$5,959,000
	198,108

(1)
As long as our common stock is not listed on a national securities exchange or traded on any over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares redeemed in accordance with the procedures outlined in the prospectus relating to the shares they purchased.  Under our current stock repurchase program, the repurchase price will vary depending on the purchase price paid by the stockholder and the number of years the shares were held.  During our offering and until September 12, 2012, we do not intend to redeem more than the lesser of (i) the number of shares that could be redeemed using the proceeds from our distribution reinvestment plan or (ii) 5% of the number of shares outstanding at the end of the prior calendar year.  After September 12, 2012 the number of shares that we redeem under the stock repurchase program is not expected to exceed 10% of the number outstanding at the end of the prior year.

Our board of directors may modify our stock repurchase program so that we can redeem stock using the proceeds from the sale of our real estate investments or other sources.  We have no obligations to repurchase our stockholders' stock.

Employee and Director Incentive Stock Plan

We have adopted an Employee and Director Incentive Stock Plan (“the Plan”) which provides for the grant of awards to our directors and full-time employees, as well as other eligible participants that provide services to us. We have no employees, and we do not intend to grant awards under the Plan to persons who are not directors of ours. Awards granted under the Plan may consist of nonqualified stock options, incentive stock options, restricted stock, share appreciation rights, and distribution equivalent rights.  The term of the Plan is 10 years.  The total number of shares of common stock reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time.

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values.  On August 6, 2008, August 8, 2007 and May 10, 2006, we granted our nonemployee directors nonqualified stock options to purchase an aggregate of 20,000, 20,000 and 40,000 shares of common stock, respectively, at an exercise price of $8.00 per share.  Of these options, 15,000 lapsed on November 8, 2008 due to the resignation of one director from the board of directors on August 6, 2008.

Outstanding stock options became immediately exercisable in full on the grant date, expire in ten years after the grant date, and have no intrinsic value as of December 31, 2008.  We did not incur any non-cash compensation expense for the years ended December 31, 2008 and 2007, respectively.  We amortized approximately $2,200 of non-cash compensation expense for year ended December 31, 2006.  No stock options were exercised or canceled during the twelve months ended December 31, 2008. We record compensation expense for non-employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model.  These assumptions include the risk-free interest rate, the expected life of the options, the expected stock price volatility over the expected life of the options, and the expected distribution yield. Compensation expense for employee stock options is recognized ratably over the vesting term. The assumptions used to estimate the fair value of options granted on August 7, 2007 using the Black-Scholes option-pricing model were 5.5% distribution yield, a 4.86% risk-free interest rate based on the 10-year U.S. Treasury Bond, an expected life of 5 years and a volatility rate of 1.02%. The assumptions used to estimate the fair value of options granted on August 6, 2008 using the Black-Scholes option-pricing model were 6.0% distribution yield, a 4.05% risk-free interest rate based on the 10-year U.S.Treasury Bond, an expected life of 5 years and a volatility rate of 1.03%.

The expected life of the options is based on evaluations of expected future exercise behavior.  The risk free interest rate is based on the U.S. Treasury yield curve at the date of grant with maturity dates approximately equal to the expected term of the options at the date of the grant.   Volatility is based on historical volatility of our stock.  The valuation model applied in this calculation utilizes highly subjective assumptions that could potentially change over time, including the expected stock price volatility and the expected life of an option.  Therefore, the estimated fair value of an option does not necessarily represent the value that will ultimately be realized by a non-employee director.

Equity Compensation Plan Information

Our equity compensation plan information as of December 31, 2008 is as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	$65,000	$8.00	See footnote	(1)
Equity compensation plans not approved by security holders	—	—	—
Total	65,000	$8.00	See footnote	(1)

(1)
Our Employee and Director Incentive Stock Plan was approved by our security holders and provides that the total number of shares issuable under the plan is a number of shares equal to ten percent (10%) of our outstanding common stock.  The maximum number of shares that may be granted under the plan with respect to “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code is 5,000,000.  As of December 31, 2008, there were approximately 20.6 million shares of our common stock issued and outstanding.

Our equity compensation plan information as of December 31, 2007 is as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	60,000	$8.00	See footnote	(1)
Equity compensation plans not approved by security holders	—	—	—
Total	60,000	$8.00	See footnote	(1)

(1)
Our Employee and Director Incentive Stock Plan was approved by our security holders and provides that the total number of shares issuable under the plan is a number of shares equal to ten percent (10%) of our outstanding common stock.  The maximum number of shares that may be granted under the plan with respect to “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code is 5,000,000.  As of December 31, 2007, there were approximately 9.9 million shares of our common stock issued and outstanding.

8.	Related Party Transactions

For the year ended December 31, 2007, we incurred approximately $65,000 of leasing consulting to a company owned by an employee of an affiliate of our Advisor.

Our company has no employees. Our advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors.  We have an advisory agreement with the advisor and a dealer manager agreement with PCC which entitle the advisor and PCC to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate projects, among other services, as well as reimbursement for organizational and offering costs incurred by the advisor and PCC on our behalf and reimbursement of certain costs and expenses incurred by the advisor in providing services to us.

Advisory Agreement

Under the terms of the advisory agreement, our advisor will use commercially reasonable efforts to present to us investment opportunities to provide a continuing and suitable investment program consistent with the investment policies and objectives adopted by our board of directors.  The advisory agreement calls for our advisor to provide for our day-to-day management and to retain property managers and leasing agents, subject to the authority of our board of directors, and to perform other duties.

The fees and expense reimbursements payable to our advisor under the advisory agreement are described below.

Organizational and Offering Costs.  Organizational and offering costs of the Offering are being paid by the advisor on our behalf and will be reimbursed to the advisor from the proceeds of the Offering.   Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of or advisor and its affiliates in connection with registering and marketing our shares (ii) technology costs associated with the offering of our shares; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.   In no event will we have any obligation to reimburse the advisor for organizational and offering costs totaling in excess of 3.5% of the gross proceeds from the Primary Offering.  As of December 31, 2008, the advisor and its affiliates had incurred on our behalf organizational and offering costs totaling approximately $4.5 million, including approximately $110,000 of organizational costs that have been expensed and approximately $304,000 related to the secondary offering, and approximately $4.1 million of offering costs which reduce net proceeds of our offering.  As of December 31, 2007, the advisor and its affiliates had incurred on our behalf organizational and offering costs totaling approximately $3.5 million, including approximately $110,000 of organizational costs that have been expensed and approximately $3.4 million of offering costs which reduce net proceeds of our offering.

Acquisition Fees and Expenses.  The advisory agreement requires us to pay the advisor acquisition fees in an amount equal to 2% of the gross proceeds of the Primary Offering.  We will pay the acquisition fees upon receipt of the gross proceeds from the Offering. However, if the advisory agreement is terminated or not renewed, the advisor must return acquisition fees not yet allocated to one of our investments.  In addition, we are required to reimburse the advisor for direct costs the advisor incurs and amounts the advisor pays to third parties in connection with the selection and acquisition of a property, whether or not ultimately acquired.  For the years ended December 31, 2008, 2007 and 2006, the advisor earned approximately $1.4 million, $0.9 million and $0.7 million of acquisition fees, respectively.

Management Fees.  The advisory agreement requires us to pay the advisor a monthly asset management fee of one-twelfth of 1.0% of the sum of the aggregate basis book carrying values of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, calculated in accordance with generally accepted accounting principals in the United States of America (GAAP).  In addition, we will reimburse the advisor for the direct costs and expenses incurred by the advisor in providing asset management services to us.  These fees and expenses are in addition to management fees that we expect to pay to third party property managers.  For the years ended 2008, 2007 and 2006, the advisor earned approximately $1.3 million, $707,000 and $38,000, of asset management fees, respectively, which were expensed.

Operating Expenses. The advisory agreement provides for reimbursement of our advisor’s direct and indirect costs of providing administrative and management services to us.  For years ended December 31, 2008, 2007 and 2006, approximately $798,000, $517,000 and $529,000 of such costs, respectively, were reimbursed.  The advisor must pay or reimburse us the amount by which our aggregate annual operating expenses exceed the greater of 2% of our average invested assets or 25% of our net income unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

Disposition Fee.  The advisory agreement provides that if the advisor or its affiliate provides a substantial amount of the services (as determined by a majority of our directors, including a majority of our independent directors) in connection with the sale of one or more properties, we will pay the advisor or such affiliate shall receive at closing a disposition fee up to 3% of the sales price of such property or properties.   This disposition fee may be paid in addition to real estate commissions paid to non-affiliates, provided that the total real estate commissions (including such disposition fee) paid to all persons by us for each property shall not exceed an amount equal to the lesser of (i) 6% of the aggregate contract sales price of each property or (ii) the competitive real estate commission for each property.  We will pay the disposition fees for a property at the time the property is sold.

Subordinated Participation Provisions.  The advisor is entitled to receive a subordinated participation upon the sale of our properties, listing of our common stock or termination of the advisor, as follows:

•
After stockholders have received cumulative distributions equal to $8 per share (less any returns of capital) plus cumulative, non-compounded annual returns on net invested capital, the advisor will be paid a subordinated participation in net sale proceeds ranging from a low of 5% of net sales provided investors have earned annualized returns of 6% to a high of 15% of net sales proceeds if investors have earned annualized returns of 10% or more.

•
Upon termination of the advisory agreement, the advisor will receive the subordinated performance fee due upon termination.  This fee ranges from a low of 5% of the amount by which the sum of the appraised value of our assets minus our liabilities on the date the advisory agreement is terminated plus total distributions (other than stock distributions) paid prior to termination of the advisory agreement exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the appraised value of our assets minus its liabilities plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 10% or more.

•
In the event we list our stock for trading, the advisor will receive a subordinated incentive listing fee instead of a subordinated participation in net sales proceeds.  This fee ranges from a low of 5% of the amount by which the market value of our common stock plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the market value of our stock plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 10% or more.

Dealer Manager Agreement

PCC, as dealer manager, is entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Primary Offering.  PCC, as Dealer Manager, is also entitled to receive a dealer manager fee equal to up to 3% of gross proceeds from sales in the Primary Offering.  The Dealer Manager is also entitled to receive a reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Primary Offering.  The advisory agreement requires the advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses (but excluding acquisition fees and acquisition expenses discussed above) are in excess of 13.5% of gross proceeds from the Offering.  For the years ended December 31, 2008, 2007 and 2006, we incurred approximately $7.0 million, $4.3 million and $3.4 million, respectively, payable to PCC for dealer manager fees and sales commissions.  Much of this amount was reallowed by PCC to third party broker dealers. Dealer manager fees and sales commissions paid to PCC are a cost of capital raised and, as such, are included as a reduction of additional paid in capital in the accompanying consolidated balance sheets.

9.	Notes Payable

On June 30, 2006, we entered into a credit agreement with HSH Nordbank AG, New York Branch, (“Credit Agreement”) for a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds.  As of December 31, 2008 and 2007, we had net borrowings of approximately $15.9 million and $43.3 million, respectively, under the Credit Agreement.

The Credit Agreement permits us to borrow up to $50,000,000 secured by real property at a borrowing rate based on LIBOR plus a margin ranging from 1.15% to 1.35% and requires payment of a usage premium of up to 0.15% and an annual administrative fee.  LIBOR rates as of December 31, 2008 and 2007 were 0.44% and 4.60%, respectively.  Margin used as of December 31, 2008 and 2007 was 1.15%.  We may use the entire credit facility to acquire real estate investments and we may use up to 10% of the credit facility for working capital.  We are entitled to prepay the borrowings under the credit facility at any time without penalty.  The principal balance is due on June 30, 2009 with a one-year extension at the option of the borrower.  The repayment of obligations under the Credit Agreement may be accelerated in the event of a default, as defined in the Credit Agreement.  The facility contains various covenants including financial covenants with respect to consolidated interest and fixed charge coverage and secured debt to secured asset value.  As of December 31, 2008, we were in compliance with all these financial covenants.  During years ended 2008, 2007 and 2006, we incurred approximately $1,393,000, $2,455,000 and $153,000, respectively, of interest expense related to the Credit Agreement.

On November 13, 2007, we entered into a loan agreement with Wachovia Bank, National Association to facilitate the acquisition of properties during our offering period.  Pursuant to the terms of the loan agreement, we may borrow $22.4 million at an interest rate of 140 basis points over 30-day LIBOR of 0.44% and 4.60% as of December 31, 2008 and 2007, respectively, secured by specified real estate properties.  The loan agreement has a maturity date of November 13, 2009, with a one year extension at the borrower’s option.  It may be prepaid without penalty.  The entire $22.4 million available under the terms of the Loan was used to finance an acquisition of properties that closed on November 15, 2007 and remained outstanding as of December 31, 2008 and 2007.  During 2008 and 2007, we incurred approximately $927,000 and $187,000, respectively, of interest expense related to the loan agreement.

In connection with our acquisition of Monroe North CommerCenter, on April 17, 2008, we entered into an assumption and amendment of note, mortgage and other loan documents (the “Loan Assumption Agreement”) with Transamerica Life Insurance Company (“Transamerica”).  Pursuant to the Loan Assumption Agreement, we assumed the outstanding principal balance of approximately $7.4 million on the Transamerica mortgage loan.  The loan matures on November 1, 2014 and bears interest at a fixed rate of 5.89% per annum.  As of December 31, 2008, we had net borrowings of approximately $7.3 million. During 2008, we incurred approximately $304,000 of interest expense related to the loan agreement.

The principal payments due on Monroe North CommerCenter mortgage loan as of December 31, 2008 for each of the next five years are as follows:

Year	Principal amount
2009	$182,000
2010	$193,000
2011	$204,000
2012	$217,000
2013	$230,000
2014 and thereafter	$6,234,000

In connection with our notes payable, we had incurred financing costs totaling approximately $1.4 million and $1.2 million, as of December 31, 2008 and December 31, 2007, respectively.  These financing costs have been capitalized and are being amortized over the life of the agreements.  During the years ended December 31, 2008, 2007 and 2006, approximately $435,000, $505,000 and $238,000, respectively, of deferred financing costs were amortized and included in interest expense in the consolidated statements of operations.  Consistent with our borrowing policies, during our Primary Offering, we will borrow periodically to acquire properties and for working capital.  We will determine whether to use the proceeds of our offerings to repay amounts borrowed under the credit agreement and loan agreements depending on a number of factors, including the investments that are available to us for purchase at the time and the cost of the credit facility.  Following the closing of our offering and acquisition period, we will endeavor to repay all amounts owing under the credit agreement and loan agreements or that are secured by our properties and which have not previously been paid.  To the extent sufficient proceeds from our Offering are unavailable to repay the indebtedness secured by properties within a reasonable time following the closing of our Primary Offering as determined by our board of directors, we may sell properties or raise equity capital to repay the secured debt, so that we will own our properties with no permanent acquisition financing.

10.	Commitments and Contingencies

In May 2008, we committed $5.0 million to entities that are parties to an alliance agreement with the managing member of our advisor.  As of December 31, 2008, we had funded approximately $3.9 million.

We monitor our properties for the presence of hazardous or toxic substances.  While there can be no assurance that a material environment liability does not exist, we are not currently aware of any environmental liability with respect to the properties that would have a material effect on our financial condition, results of operations and cash flows.  Further, we are not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that we believe would require additional disclosure or the recording of a loss contingency.

Our commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business.  In the opinion of management, these matters are not expected to have a material impact on our consolidated financial position, results of operations, and cash  flows. We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against the Company which if determined unfavorably to us would have a material adverse effect on our cash flows, financial condition or results of operations.

11.	Selected Quarterly Data (unaudited)

Set forth below is certain unaudited quarterly financial information.  We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements.

	Quarters Ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Revenues	$2,345,000 (2)	$2,952,000	$2,931,000	$2,565,000
Expenses	2,298,000	2,443,000	2,465,000	2,229,000
Operating income	47,000	509,000	466,000	336,000
Net loss	$(488,000)	$(66,000)	$(347,000)	$(554,000)
Net loss per share — basic and diluted	$(0.02)	$(0.00)	$(0.03)	$(0.05)

Weighted average shares (1)	19,721,231	17,677,146	13,829,889	11,535,060

	Quarters Ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Revenues	$2,184,000	$1,376,000	$1,234,000	$1,071,000
Expenses	2,408,000 (3)	1,233,000	1,247,000	1,039,000
Operating (loss) income	(224,000)	143,000	(13,000)	32,000
Net loss	$(1,164,000)	$(330,000)	$(581,000)	$(526,000)
Net loss per share — basic and diluted	$(0.12)	$(0.04)	$(0.08)	$(0.10)

Weighted average shares (1)	10,106,460	8,864,022	7,216,710	5,295,995

(1)	All per share computations have been adjusted to reflect common stock dividends declared for all periods presented.
(2)	Revenue was negatively impacted by approximately $0.6 million of intangible asset write-offs during the three months ended December 31, 2008.
(3)	Included in expenses for the three months ended December 31, 2007 is approximately $0.8 million of escrow deposit that have been written off during the quarter.

12.	Pro Forma Financial Information (Unaudited)

During the year ended December 31, 2008  we acquired one property, for a total investment of approximately $14.3 million, plus closing costs.  The following unaudited pro forma information for the years ended December 31, 2008 and 2007 has been prepared to reflect the incremental effect of the acquisitions as if such transactions had occurred on January 1, 2008 and 2007.  As this acquisition is assumed to have been made on January 1, 2008 and 2007, the shares raised during our offering needed to purchase the property are assumed to have been sold and outstanding as of January 1, 2008 and 2007 for purposes of calculating per share data.

	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenues	$11,219,000	$7,454,000
Depreciation and amortization	$3,745,000	$2,048,000
Net loss	$(1,458,000)	$(2,317,000)
Loss per share — basic and diluted	$(0.09)	$(0.03)

13.	Subsequent Events

Mortgage Investment and loan commitment

On January 22, 2009, we made a $14.0 million acquisition bridge loan to Caruth Haven L.P, a Delaware limited partnership that is a wholly-owned subsidiary of Cornerstone Growth & Income REIT, Inc., a publicly offered, non-traded REIT sponsored by affiliates of our sponsor. All of our officers are also officers of Cornerstone Growth & Income REIT and one of our directors is also a director of Cornerstone Growth & Income REIT.  The terms of the acquisition bridge loan were approved by our independent directors, as being (i) consistent with our charter imposed limitations on mortgage loans involving affiliates of our sponsor and (ii) fair, competitive and commercially reasonable and on terms no less favorable to us than loans between unaffiliated parties under the same circumstances.  We received a loan origination fee of 0.75% at loan closing.

On January 22, 2009, our board of directors increased our commitment to loan funds to two real estate operating companies that are parties to an alliance agreement with the managing member of our advisor to $10.0 million from $5.0 million.

Sale of Shares of Common Stock

From January 1, 2009 through March 6, 2009, we raised approximately $6.3 million through the issuance of approximately 0.8 million shares of our common stock under our Offering.

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARY

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

December 31, 2008

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended December 31, 2006: Allowance for doubtful accounts	$-	$-	$-	$-
Year Ended December 31, 2007: Allowance for doubtful accounts	$-	$-	$-	$-
Year Ended December 31, 2008 :Allowance for doubtful accounts	$-	$323,000	$(7,000)	$316,000

CORNERSTONE CORE PROPERTIES REIT, INC. AND SUBSIDIARIES

Schedule III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2008

		Initial Cost		Costs Captialized	Gross Amount Invested						Life on which Depreciation in Latest Income
			Building &	Subsequent to		Building and		Accumulated	Date of	Date	Statement is
Description	Emcumbrance	Land	Improv.	Acquisition	Land	Improv.	Total	Depreciation	Construct	Acquired	Computed

2111 S. Industrial Park, Tempe, AZ	—	$589,000	$1,479,000	$35,000	$589,000	$1,514,000	$2,103,000	$106,000	1974	06/01/06	39 years

Shoemaker Industrial Building Santa Fe Spring, CA	—	952,000	1,521,000	6,000	952,000	1,527,000	2,479,000	99,000	2001	06/30/06	39 years

15172 Goldenwest CircleWestminister, CA	—	7,186,000	4,335,000	46,000	7,186,000	4,381,000	11,567,000	236,000	1968	12/01/06	39 years

20100 Western Avenue Torrance, CA	—	7,775,000	11,265,000	118,000	7,775,000	11,383,000	19,158,000	648,000	2001	12/01/06	39 years

Mack Deer Valley Phoenix, AZ	—	6,305,000	17,056,000	18,000	6,305,000	17,074,000	23,379,000	871,000	2005	01/21/07	39 years

Marathon Tampa Bay, FL	—	979,000	3,562,000	30,000	979,000	3,592,000	4,571,000	166,000	1989-1994	04/02/07	39 years

Pinnacle Peak Phoenix, AZ	—	6,766,000	13,301,000	—	6,766,000	13,301,000	20,067,000	465,000	2006	10/02/07	39 years

Orlando Small Bay Portfolio Orlando, FL	—	6,612,000	30,957,000	27,000	6,612,000	30,984,000	37,596,000	1,218,000	2002-2005	11/15/07	39 years

Monroe North CommerCenter Sanford, FL	—	1,974,000	12,675,000	—	1,974,000	12,675,000	14,649,000	295,000	2002-2005	04/17/08	39 years

Totals	—	$39,138,000	$96,151,000	$280,000	$39,138,000	$96,431,000	$135,569,000	$4,104,000

(a) The changes in total real estate for the years ended December 31, 2008, 2007 and 2006 are as follows.

	Cost	Accumulated Depreciation

Balance at December 31, 2005	$—	$—

2006 Acquisitions	34,717,000	76,000
2006 Additions	85,000	—

Balance at December 31, 2006	$34,802,000	$76,000

2007 Acquisitions	84,600,000	1,197,000
2007 Additions	74,000	—

Balance at December 31, 2007	$119,476,000	$1,273,000

2008 Acquisitions	15,972,000	2,831,000
2008 Additions	121,000	—

Balance at December 31, 2008	$135,569,000	$4,104,000

(b) For federal income tax purposes, the aggregate cost of our 12 properties is approximately $135.5 million.